1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 12, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Fourth Quarter EPS of NT$3.86

Hsinchu, Taiwan, R.O.C., Jan 12, 2017 — TSMC today announced consolidated revenue of NT$262.23 billion, net income of NT$100.20 billion, and diluted earnings per share of NT$3.86 (US$0.61 per ADR unit) for the fourth quarter ended December 31, 2016.

Year-over-year, fourth quarter revenue increased 28.8% while net income and diluted EPS both increased 37.6%. Compared to third quarter 2016, fourth quarter results represent a 0.7% increase in revenue, and a 3.6% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, fourth quarter revenue was $8.25 billion, which increased 0.7% from the previous quarter and 32.3% year-over-year.

Gross margin for the quarter was 52.3%, operating margin was 41.9%, and net profit margin was 38.2%.

Shipments of 16/20-nanometer accounted for 33% of wafer revenues, and 28-nanometer process technology accounted for 24% of total wafer revenues. Advanced technologies, defined as 28-nanometer and more advanced technologies, accounted for 57% of total wafer revenues.

“Due to stronger demand for TSMC’s 16-nanometer technology and a more favorable exchange rate than our original forecast, fourth quarter revenue surpassed the high-end of our guidance given three months ago,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Moving into first quarter 2017, we forecast the demand is weaker than the prior quarter due to mobile product seasonality and slightly above seasonal supply chain inventory at the end of 2016. Based on our current business outlook and exchange rate assumption of 1 US dollar to 32.0 NT dollars, management expects overall performance for first quarter 2017 to be as follows”:

•	Revenue is expected to be between NT$236 billion and NT$239 billion;

•	Gross profit margin is expected to be between 51.5% and 53.5%;

•	Operating profit margin is expected to be between 40.5% and 42.5%.

The management also expects 2017 capital expenditures to be about US$10 billion.

TSMC’s 2016 Fourth quarter consolidated results :

(Unit: NT$ million, except for EPS)

	4Q16 Amount[a]		4Q15 Amount		YoY Inc. (Dec.) %	3Q16 Amount		QoQ Inc. (Dec.) %
Net sales	262,227		203,518		28.8	260,406		0.7
Gross profit	137,109		98,925		38.6	132,051		3.8
Income from operations	109,907		77,964		41.0	106,263		3.4
Income before tax	112,047		80,644		38.9	108,250		3.5
Net income	100,200		72,837		37.6	96,759		3.6
EPS (NT$)	3.86	[b]	2.81	[b]	37.6	3.73	[b]	3.6

a:	4Q2016 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2016 reached above 10 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB® facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide both 20nm and 16nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Senior Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com